UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                                     15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of August, 2001

                               E-CRUITER.COM INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


           495 MARCH ROAD, SUITE 300, OTTAWA, ONTARIO, K2K-3G1, CANADA
           -----------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|             No  |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- _____________.

                                   SIGNATURES



           Pursuant to the requirements of thc Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 E-Cruiter.com Inc.
                                                 -------------------------------
                                                 (Registrant)


Date: August 31, 2001                            By: /s/ Michael Mullarkey
                                                     ---------------------------
                                                     (Signature)
                                                     Name: Michael Mullarkey
                                                     Title: President and Chief
                                                            Executive Officer

                                  EXHIBIT INDEX



Exhibit                                    Description
-------                                    -----------

   1.         Annual Report of Registrant for Fiscal 2001.

   2.         Notice of Annual Meeting of Shareholders.

   3.         Management Proxy Circular for Annual Meeting of Shareholders.

   4.         Proxy Card Sent to Shareholders.














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